September 13, 2013 Via Edgar Correspondence Laura Hatch Securities and Exchange Commission 100 F Street, N.E.	Timothy F. Silva +1 617 526 6502 (t) +1 617 526 5000 (f) timothy.silva@wilmerhale.com

Re:	Annual Report on Form N-CSR of Excelsior Private Markets Fund II (TI), LLC
File No. 811-22475; Excelsior Private Markets Fund II (TE), LLC File No. 811-22474; and Excelsior Private Markets Fund II (Master), LLC File No. 811-22476

Dear Ms. Hatch:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Timothy Silva of Wilmer Cutler Pickering Hale and Dorr LLP on August 14, 2013 relating to the Annual Reports of Excelsior Private Markets Fund II (Master), LLC (the “Master Fund”), Excelsior Private Markets Fund II (TI), LLC (the “TI Feeder Fund”) and Excelsior Private Markets Fund II (TE), LLC (the “TE Feeder Fund”) (each, a “Feeder Fund,” and together with the Master Fund, the “Funds”), each filed with the Commission on June 10, 2013 (each an “Annual Report”).

Comment 1

Form NQ must state that the schedule is “unaudited”. Please include this disclosure on a going forward basis.

Response 1

Accepted.

Comment 2

The Consolidated Statement of Assets, Liabilities and Members’ Equity for each Feeder Fund shows a line item for “Prepaid Management Fees.” Please explain why there are prepaid management fees when the management fees are calculated and paid quarterly in arrears.

Ms. Laura Hatch

September 13, 2013

Response 2

As described below in Response 6, each Feeder Fund pays a management fee to the investment adviser calculated at the rate of 0.5% per annum of the applicable Feeder Fund’s pro-rata share of the Underlying Commitments made by the Master Fund. For the period January 2012 through December 2012, this fee was calculated for each Feeder Fund based on the total Underlying Commitments made by the Master Fund rather than each Feeder Fund’s pro-rata portion of such commitments. This calculation was precipitated by the fact that the TI Feeder Fund’s initial close was prior to the TE Feeder Fund’s initial close and during that time, no pro-rata calculation was necessary because there was a single Feeder Fund. During the fiscal year end 2013 annual audit, the method of calculation was updated to reflect the pro-rata calculation. As of March 31, 2013 all investors had the correct net asset value. Nevertheless, under applicable accounting rules, the Feeder Funds were required to show the amount as a “prepaid management fee” for that period.

Comment 3

Distributions to members exceeded net investment income and net realized gains. Please explain if a portion constituted a return of capital. Additionally, the notes to the financial statements do not explain the tax character of the distributions for the each of the past two years. Please provide such information and include in the financial statements going forward.

Response 3

A portion of the distributions represented a return of capital. The Funds returned capital to investors because (as is common with private equity funds) the Funds held multiple closings in which each participating investor contributed the same pro rata amount of capital as was called from existing investors who participated in prior closings. Moreover, the capital raised from investors in the final close was substantially larger than amounts raised in most of the earlier closes. This resulted in the Funds being overweighted in cash, much of which was not needed to meet commitments to the underlying portfolio funds at that time. As a result, the Funds returned a pro rata amount of the excess capital to their investors, to be recalled as new investment opportunities become available during the Fund’s investment period.

Because the Funds are taxed as partnerships for U.S. federal income tax purposes and not as corporations or “RICs” and invest as a fund-of-funds in other underlying partnerships, the Funds receive income, gain and losses on a pass-through basis from the underlying partnerships in which they invest (as reported on each investors Schedule K-1). Therefore it is not possible to determine the tax characteristics of the distributions from the Funds. Rather, the investors are taxed on the basis of the pass-through tax characterizes attributable to the underlying funds in which they invest.

Ms. Laura Hatch

September 13, 2013

Comment 4

The Annual Reports for each of the Feeder Funds state that a portion of the distributions is recallable. Please explain why a portion of the distributions is recallable.

Response 4

As described above in Response 3, due to the Funds holding multiple closings, the last of which was larger in comparison to the others, the Feeder Funds became overweighted in cash relative to the amounts needed for the Master Fund to meet commitments to the underlying portfolio funds at that time. Accordingly, the Feeder Funds each distributed the excess amounts of capital to the investors. Such excess capital amounts were not actually used by the Funds to fund fees, expenses or investments in underlying portfolio funds. Therefore such amounts were distributed subject to recall and they continue to represent a portion of the investor’s capital commitment. Such amounts may be called again by the Funds at future draw down dates when needed to meet the Master Fund’s commitments to underlying portfolio funds.

Comment 5

The Annual Report for each of the Feeder Funds states in the notes that the adviser paid the organizational fees and each respective Feeder Fund is to reimburse such fees. However, there is no liability or expense for these organizational fees noted in the financial statements. This is different than the Master Fund where the notes indicate such fees were already reimbursed by the Master Fund. Please explain.

Response 5

The statement contained in the Annual Report of each Feeder Fund indicates that the amount of organizational fees “is to be reimbursed by the [Feeder] Fund.” This statement should have been made in the past tense to indicate that the amount was already reimbursed by the applicable Feeder Fund. Accordingly, there is no liability or expense for such fees noted in the financial statements.

Ms. Laura Hatch

September 13, 2013

Comment 6

Please explain in greater detail how the advisory fee and management fee are calculated.

Response 6

Neither the advisory fee nor the management fee rate is payable based on a percentage of net assets. The advisory fee paid by the Master Fund to the investment adviser is a quarterly fee payable at the annual rate of 1.0% based on the total capital commitments made by the Master Fund with respect to the Master Fund’s investments in underlying funds (the “Underlying Commitments”). The management fee paid by each Feeder Fund to the investment adviser is calculated and paid by each Feeder Fund quarterly in arrears in an amount which is calculated at the annual rate of 0.50% of the applicable Feeder Fund’s pro-rata portion of the Master Fund’s Underlying Commitments. This portion is based on each Feeder Fund’s commitments to the Master Fund relative to those of the other Feeder Fund invested in the Master Fund.

Comment 7

The Schedule of Investments included in the Annual Report for the Master Fund must include the cost of each security rather than the cost for the securities on a consolidated basis pursuant to Footnote 6 of Regulation SX Rule 12-12. Please include this disclosure on a going forward basis.

Response 7

In consultation with the Funds’ independent public accountant, the Master Fund determined that its partnership interests in the underlying portfolio funds are “Investments other than Securities” because among other things an interest in a partnership is not securitized. Accordingly, the Master Fund’s limited partnership interests in such underlying portfolio funds have been reported in a manner consistent with Investments other than Securities in accordance with Rule 12-13 under Regulation S-X. Paragraph 7 of Rule 12-13 provides that aggregate cost be disclosed rather than cost on an individual investment level. Going forward, we will replace the term “securities” within the footnotes to the Schedule of Investments with “investments.”

* * *

Ms. Laura Hatch

September 13, 2013

We believe the above responses address your requests. We are available to discuss further any of the above explanations.

Best regards,

/s/ Timothy F. Silva

Timothy F. Silva

With copies to:
Mr. Steven L. Suss
Marina Belaya, Esq.
Amanda C. Border, Esq.